ANTHONY L.G., PLLC

laura aNTHONy, esq.

GEOFFREY ASHBURNE, ESQ.*

JOHN CACOMANOLIS, ESQ.**

CHAD FRIEND, ESQ., LLM

SVETLANA ROVENSKAYA, ESQ.***

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OF COUNSEL:

MICHAEL R. GEROE, ESQ., CIPP/US ****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

PHILIP MAGRI, ESQ.******

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

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June 16, 2020

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cytonics Corporation Amendment No. 1 to Offering Statement on Form 1-A Filed May 29, 2020 File No. 024-11196

Dear Sir or Madam:

We have electronically filed herewith on behalf of Cytonics Corporation (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A filed on April 17, 2020 and as amended on May 29, 2020 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to Form 1-A filed on May 29, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joey Bose dated June 10, 2020. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 1 to Form 1-A filed May 29, 2020

Offering Circular Summary, page 2

Comment:

1. We note that under "Business Summary - APIC Forecast" of Exhibit 13.1, you state, "APIC sales will rapidly decline once CYT-108 is approved and hits the market. APIC sales will be cannibalized by CYT-108, a superior treatment option." Please revise your Offering Circular Summary to clearly disclose that if CYT-108 is approved for sale, it will substantially reduce APIC sales.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Life Sciences Division of Corporation Finance Securities and Exchange Commission June 16, 2020 Page 2

Response: In response to the Staff’s comment, the Company has revised the Offering Circular Summary to clearly disclose that if CYT-108 is approved for sale by the FDA and if CYT-108 is successfully commercialized, the Company anticipates that CYT-108 will substantially reduce APIC sales as the Company believes that CYT-108 is a superior treatment option to APIC.

General

Comment:

2. We refer to the website, https://www.seedinvest.com/cytonics/series.c, hosted by SeedInvest, and your testing the waters materials, filed as Exhibit 13.1, which include information about the company and offering, a promotional video, a roadshow deck, a copy of the offering circular, and a link that investors can use to reserve their shares in the offering. With respect to these materials.

•          Please include disclosure about the investor perks in the offering circular. Please also disclose an estimate of the value of the non-monetary investor perks and whether it changes the value of your offered securities.

Response: In response to the Staff’s comment, the Company has added a subsection entitled “Investor Perks” to the “Plan of Distribution” section on page 41 of Amendment No. 2 to disclose the investor perks, the estimated value of the non-monetary investor perks, as well as the Company’s opinion that these perks do not alter the sales price or cost basis of the securities in the offering but rather are promotional discounts on future services of the Company, or a “thank you” to investors that help the Company achieve its mission.

•          With reference to your disclosure on page 19 that "the process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties," and the fact that CYT-108 is in pre-clinical development, please remove the text touting "clinical success" and the graphics under the slide titled "CYT-108 Clinical Success Drives Valuation of Cytonics and Increases Shareholder Value" depicting your valuation at each development stage. Alternatively, please substantially revise this slide to provide the appropriate context, balancing disclosure, and information on how the values were derived. In addition, please make the text in the footnote larger, as it is illegible.

Response: In response to the Staff’s comment, the Company has removed remove the text touting "clinical success" and the graphics under the slide titled "CYT-108 Clinical Success Drives Valuation of Cytonics and Increases Shareholder Value" depicting our valuation at each development stage.

•          Please remove the graphics depicting the acquisition price of certain biotechnology companies and your potential acquisition price on the slide titled “Acquisition by Big Pharma May Offer Shareholders an Exit Opportunity and ROI.” In contrast with your offering, we note that the companies you reference in your chart all undertook a firm commitment, underwritten offering. As a result, the comparison to your company and offering appears inappropriate.

Response: In response to the Staff’s comment, the Company has removed the graphics depicting the acquisition price of certain biotechnology companies and our potential acquisition price on the slide titled “Acquisition by Big Pharma May Offer Shareholders an Exit Opportunity and ROI.”

Please revise and redistribute your solicitation materials accordingly and in compliance with Rule 255(d) of Regulation A.

Response: In response to the Staff’s comment, the Company has revised and redistributed our solicitation materials accordingly and in compliance with Rule 255(d) of Regulation A.

If the Staff has any further comments regarding the Form 1-A, Amendment No. 2 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Courtney Lindsay/U.S. Securities and Exchange Commission
Irene Paik/ U.S. Securities and Exchange Commission
Jeanne Bennett/U.S. Securities and Exchange Commission
Jeanne Baker/U.S. Securities and Exchange Commission
Joey Bose/Cytonics Corporation
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832